

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 20, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. John Ornell
Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

> **Re:** **Waters Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-14010**

Dear Mr. Ornell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20
Off-Balance Sheet Arrangements, page 31

1.   We note your disclosure in Note 11 of the consolidated financial statements on pages 63
        and 64 that you have indemnification agreements with certain parties under which you
        could be required to make payments to the indemnified parties. Please tell us how you
        have considered such indemnification agreements in connection with your disclosure
        here. Refer to Item 303(A)(4) of Regulation S-K.

Critical Accounting Policies and Estimates, page 31
-Long-lived Assets, Intangible Assets, and Goodwill, page 32

2.   We note your disclosures here regarding your goodwill impairment evaluation, including
        your disclosure that you do not expect to record an impairment charge in the foreseeable
        future but that there can be no assurance that at the time future reviews are completed a
        material impairment charge will not be recorded. In order to provide investors with
        greater insight into the possibility of a future impairment charge, revise the disclosures in
        future filings to discuss the factors that could cause you to have to record a material
        impairment charge in the future.

3.   Further to the above, please tell us and revise future filings to disclose the number of
        reporting units you have identified for purposes of your goodwill impairment testing.

4.   You state here that you performed your annual impairment review of the goodwill during
        the fourth quarter of 2009. Separately, you state on page 47 in Note 1 to the consolidated
        financial statements that you have elected to make January 1 the annual impairment
        assessment date for your reporting units. Please revise future filings as appropriate to
        reconcile between these two disclosures.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 45
Cash and Cash Equivalents, page 46

5.   We note that your cash equivalents have original maturities of "generally" 90 days or
        less. Please explain to us the type and amount of any cash equivalents you hold in which
        the original maturity is more than 90 days. If these holdings are material, please revise
        your future filings to clarify the extent of your holdings in which the original maturities
        exceed three months. For reference see the definition of "Cash Equivalents" within the
        paragraph 305-10-20 of the FASB Accounting Standards Codification.

<u>-Revenue Recognition, page 52</u>

6.   We note that you present deferred revenue and customer advance payments within your consolidated balance sheet. Given the significance of these line items, please revise future filings to clearly describe how you present related deferred costs of revenues in your consolidated balance sheets. If you record both the deferred revenues and the deferred costs together in one line item on the balance sheet, revise future filings to clearly disclose the components of the net deferred balance.

7.   We note your disclosures regarding your software revenue recognition, including your disclosure that software upgrades sold as part of a service contract are recognized ratably over the term of the contract. Please revise future filings to clarify how you allocate value in arrangements that include software and software upgrades/service contracts.

8.   With respect to your disclosures here regarding third-party financing arrangements, please address the following:

    •   Clarify for us how the financing arrangement with the customer is structured. Clarify whether you are a party to the contractual financing arrangement and how the terms of any residual credit risk have been formalized between you and the third party leasing company.

    •   Discuss the nature of the credit risk that you retain and how such amount is determined.

    •   Explain to us how you have evaluated the applicable accounting guidance in concluding that recognition of these amounts as revenue upon product shipment is appropriate.

    •   Tell us the total maximum amount of credit risk retained by the company and the amount accrued in the financial statements and the line item on the balance sheet where such amounts are accrued. If material, please also revise future filings to disclose this information.

<u>Note 16. Business Segment Information, page 75</u>

9.   We note that you have aggregated your two operating segments – Waters Division and TA Division – into one reportable segment based on similar economic characteristics, product processes, products and services, types and classes of customers, methods of distribution and regulatory environments. Please provide us with your detailed analysis of how you considered all of these factors in reaching your conclusion that aggregation of the operating segments was appropriate. Include a quantitative analysis of the economic characteristics. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

10.   If revenues from external customers attributed to an individual foreign country within the Europe or Asia geographic markets are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Item 11: Executive Compensation, page 81

11.   We note from your discussion under "Annual Incentive" on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the "minimum operating income threshold measure" to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under Management Incentive Plan. Please provide such disclosure in your future filings, as applicable. Additionally, we note that for the 2009 fiscal year, the Compensation Committee established a 15% non-GAAP E.P.S. growth target but the company did not achieve the "threshold non-GAAP E.P.S. growth of 7%." We do not see disclosure about a threshold non-GAAP E.P.S. target elsewhere in your disclosure. Please clarify in your response letter whether there are two targets and how you intend to disclose these targets, threshold or otherwise, in future filings.

12.   We refer to your disclosure under the caption "Long-Term Performance-Based Awards" on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal discussion and analysis as to how the stock option grants were determined. Your disclosure should include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Definitive Proxy Statement on Schedule 14A filed April 1, 2010
Risk Oversight and Compensation Matters, page 15

13.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K other than the assessment limited to your "Management Incentive Plan" as disclosed on page 15. Please advise us of the basis for your conclusion that disclosure is not necessary regarding any risks arising from the registrant's compensation policies and practices for its employees which are reasonably likely to have a material adverse effect on the registrant. Please also describe the process you undertook to reach that conclusion.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief